

07003039

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 22 2007
WASH, D.C. 186

COMMISSION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2007
DIVISION OF MARKET REGULATION

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SEC FILE NUMBER
8- 53550

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Advisory Group of America, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 South Hope St. Suite 2665
(No. and Street)

Los Angeles (City) California (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Masaru Tsuchiya (213)614-9400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paul S. Takeda
(Name – *if individual, state last, first, middle name*)

340 E. Second St. Suite 402, Los Angeles, California 90012-4246
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/8

OATH OR AFFIRMATION

I, Masaru Tsuchiya, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Advisory Group of America, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Director
Title

SEE ATTACHED

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALL-PURPOSE ACKNOWLEDGMENT FOR CALIFORNIA

STATE OF CALIFORNIA)
) ss.
COUNTY OF LOS ANGELES)

On February 15, 2007 (Date), before me, RUTH R. DE LA ROSA, Notary Public (Name And Title Of Officer (e.g. "Jane Doe, Notary Public")),

personally appeared MASARU TSUCHIYA (Name(s) of Signer(s)),

☐ personally known to me

☒ proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.


RUTH R. DE LA ROSA
Commission # 1482251
Notary Public — California
Los Angeles County
My Comm. Expires Apr 10, 2008

Place Notary Seal Above

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

CAPACITY CLAIMED BY SIGNER

☐ Individual
☐ Corporate Officer

Title(s)

☐ Partner(s) ☐ Limited
☐ General
☐ Attorney-In-Fact
☐ Trustee(s)
☐ Guardian/Conservator
☐ Other:

Signer is representing:
Name Of Person(s) Or Entity(ies)

DESCRIPTION OF ATTACHED DOCUMENT

ANNUAL AUDITED REPORT FORM X-17A-5, PART III
Title or Type of Document

Number Of Pages

February 15, 2007
Date Of Document

Signer(s) Other Than Named Above


SEC MAIL
PROCESSING
FEB 2 2007
WASH. D.C.
186
SECTION

Pacific Advisory Group of America, L.L.C.

Financial Statements

December 31, 2006

and

Auditor's Report

PAUL S. TAKEDA
CERTIFIED PUBLIC ACCOUNTANT
340 EAST SECOND STREET, SUITE 402
LOS ANGELES, CALIFORNIA 90012-4249
TELEPHONE (213) 624-9834
FACSIMILE (213) 624-6202

Independent Auditor's Report

Mr. M. Tsuchiya
Pacific Advisory Group of America, L.L.C.

I have audited the accompanying balance sheet of Pacific Advisory Group of America, L.L.C. (a single member, limited liability company) as of December 31, 2006, and the related statements of income, accumulated deficit, and cash flows for the year then ended. These financial statements are the responsibility of Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Advisory Group of America, L.L.C. as of December 31, 2006, and results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital Under SEC Rule 15c3-1 and Statement of Member's Capital are presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 12, 2007

Pacific Advisory Group of America, L.L.C.

Balance Sheet

December 31, 2006

Assets

Current assets:	
Cash	$ 24,670
Accounts receivable	11,431
Total current assets	36,101
Other assets:	
Deposit	1,792
Total assets	$ 37,893

Liabilities

Current liabilities:	
Amount due - M. Tsuchiya	$ 8

Member's Equity

Capital, one class of stock (note 3)	283,578
Accumulated deficit at December 31, 2006	(245,693)
Net equity	37,885
Total liabilities and Member's equity	$ 37,893

See independent auditor's report and accompanying notes

Pacific Advisory Group of America, L.L.C.

Statement of Income & Accumulated Deficit

December 31, 2006

Revenues		
Fee revenue (note 2)		$ 255,000
Expenses		
Bank charges	$ 170	
Business travel	39,353	
Dues and subscriptions	6,962	
Employee benefit	25,197	
Entertainment	9,536	
Licenses and permits	1,233	
Office supplies	14,060	
Payroll taxes	5,666	
Postage	1,344	
Professional fees	49,249	
Rent (note 2)	24,449	
Salaries (note 3)	64,000	
Taxes (notes 1 & 3)	800	
Telephone	2,485	
Transportation	15,405	
Total expenses		259,909
Operating loss		(4,909)
Other income and expenses:		
Reimbursements received	39,792	
Commission paid - M. Tsuchiya	(22,500)	
Net, other		17,292
Net income		12,383
Beginning balance accumulated deficit		(258,076)
Ending balance accumulated deficit		$(245,693)

See independent auditor's report and accompanying notes

Pacific Advisory Group of America, L.L.C.

Statement of Cash Flows

December 31, 2006

Net cash used by operating activities:	
Cash received from customers	$ 246,364
Cash paid to vendors & employees	(243,876)
Income taxes paid	(800)
Net cash provided by operations	1,688
Beginning cash	22,982
Ending cash	$ 24,670

Reconciliation of net income to net cash provided by operations:

Net income	$ 12,383
Changes in assets and liabilities:	
Accounts receivable	(8,726)
Amount due - M. Tsuchiya	(1,969)
Net cash provided by operations	$ 1,688

1. Organization

Pacific Advisory Group of America, L.L.C. (the Company) was organized by M. Tsuchiya. The Company operates similar to a corporation, however it is taxed on M. Tsuchiya's individual income tax return. Thus, the income taxes paid, if any, during the calendar year are included as expenses.

The Company provides financial advisory services for merger and acquisition transactions to clients primarily located in Japan and the United States. All of the revenue arises from fees from three customers. As a nature of the Company's business and its size, the share among the sources of revenue varies year by year.

2. Operations

The Company prepares its financial statements using the accrual method of accounting. Revenues are recognized when clients are invoiced which is normally when services have been rendered and contracts have been completed. Expenses are recorded when incurred.

The process of preparing financial statements in conformity with generally accepted accounting principles requires use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

The Company rents its Los Angeles space on a monthly basis for $2,000 per month.

Certain business expenses are paid by the Company credit card and have been recorded as accounts payable.

The Company considers cash and cash equivalents to include time deposits with maturities of 90 days or less for the statement of cash flows.

3. Related Party Transactions

The Company paid M. Tsuchiya a salary of $54,000.

Pacific Advisory Group of America, L.L.C.

Computation of Net Capital Under SEC Rule 15c3-1

As of December 31, 2006

Part 1

Total assets		$ 37,893
Less total liabilities		(8)
Net worth		$ 37,885
Capital before deductions		$ 37,885
Deductions from and/or changes to net worth:		
Total non-allowable assets	$ 13,223	
Total deductions from charges to net worth		13,223
Net capital before haircuts on securities positions		$ 24,662
Total haircuts on securities		0
Net capital		$ 24,662

Part II

Minimum net capital requirement		$ 5,000
Minimum net capital requirement of subsidiaries		0
Total net capital requirement		$ 5,000
Total A.I. liabilities from Statement of Financial Condition	$ 8	
Total aggregate indebtedness	$ 8	
Ratio of aggregate indebtedness to net capital		0.03%
Net capital in excess of minimum requirement		$ 19,662
Equity as a percentage of net worth		100%

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part IIA of Form X-17A-5 and the above computations.

See independent auditor's report

Pacific Advisory Group of America, L.L.C.

Statement of Member's Equity

For the Year Ended December 31, 2006

	Member's Capital	Accumulated Deficit	Total
Balance at January 1, 2006	$ 283,578	$(258,076)	$ 25,502
Net income - 2006	-	12,383	12,383
Balance at December 31, 2006	$ 283,578	$(245,693)	$ 37,885

See independent auditor's report

Pacific Advisory Group of America, L.L.C.

Information Relating to Possession or
Control Requirements Under Rule 15c3-3

December 31, 2006

The Company is exempt from Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

PAUL S. TAKEDA
CERTIFIED PUBLIC ACCOUNTANT
340 EAST SECOND STREET, SUITE 402
LOS ANGELES, CALIFORNIA 90012-4249
TELEPHONE (213) 624-9834
FACSIMILE (213) 624-6202

February 12, 2007

M. Tsuchiya, Sole Shareholder
Pacific Advisory Group of America, L.L.C.

In planning and performing my audit of the financial statements of Pacific Advisory Group of America, L.L.C. (PAGA), for the year ended December 31, 2006, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by PAGA, including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in the following.

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of PAGA is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which PAGA has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives to the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that PAGA's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Paul S. Takeda
Certified Public Accountant
Los Angeles, California

END